UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August, 2023

Commission File No. 0001-40381

NEW PACIFIC METALS CORP.
(Translation of registrant's name into English)

Suite 1750 - 1066 W. Hastings Street

Vancouver BC, Canada V6E 3X1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [   ]  Form 40-F  [X]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 24, 2023	NEW PACIFIC METALS CORP.

/s/ Jalen Yuan
Jalen Yuan
Chief Financial Officer

EXHIBIT INDEX

EXHIBITS 99.4, 99.5, 99.6 and 99.7 INCLUDED WITH THIS REPORT ARE HEREBY INCORPORATED BY REFERENCE AS EXHIBITS TO THE REGISTRANT’S REGISTRATION STATEMENT ON FORM F-10 (FILE NO. 333-273541), AS AMENDED AND SUPPLEMENTED, AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1	News Release dated August 24, 2023
99.2	Form 52-109F1 Certificate of Annual Filings - full certificate - CFO
99.3	Form 52-109F1 Certificate of Annual Filings - full certificate - CEO
99.4	New Pacific Metals Corp. Financial Statements for the year ended June 30, 2023
99.5	New Pacific Metals Corp. MD&A for the year ended June 30, 2023
99.6	Consent of Alex Zhang, P. Geo.
99.7	Consent of Deloitte LLP